SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FUNDTECH LTD.
(Name of Subject Company (Issuer))

CLAL INDUSTRIES AND INVESTMENTS LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
(Title of Class of Securities)

M47095100
(CUSIP Number of Class of Securities)

Sarit Hecht, Adv.
Clal Industries and Investments Ltd.
3 Azrieli Center, Triangular Tower, 45th Floor, Tel Aviv 67023, Israel
(972) 3-607-5795
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Daniel E. Wolf, Esq.	Oded Eran, Adv.
Skadden, Arps, Slate, Meagher & Flom LLP	Ido Zemach, Adv.
Four Times Square	Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
New York, New York 10036	2 Weizmann Street
Telephone: (212) 735-3000	Tel Aviv 64239, Israel
Telephone: (972) 3-608-9999

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$29,233,575	$1,148.88

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase up to 2,338,686 ordinary shares of Fundtech Ltd. at a purchase price of $12.50 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No. M47095100

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Clal Industries and Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,692,678
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,692,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,692,678
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9%
14.	TYPE OF REPORTING PERSON * CO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Clal Industries and Investments Ltd., an Israeli company (“Clal”), and relates to the offer by Clal to purchase up to 2,338,686 outstanding ordinary shares, nominal (par) value NIS 0.01 per share (the “Shares”), of Fundtech Ltd. (“Fundtech”), at $12.50 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated March 5, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)     The information set forth in Section 8 (“Information Concerning Fundtech”) of the Offer to Purchase is incorporated herein by reference.

(b)     The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)     The information set forth under “Introduction,” Section 6 (“Price Range of the Shares”) and Section 8 (“Information Concerning Fundtech”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c)     The information set forth in the Offer to Purchase under “Introduction,” Section 9 (“Information Concerning Clal”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)     The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

š	“Summary Term Sheet;”

š	“Introduction;”

š	“Background to the Offer;”

š	Section 1 (“Terms of the Offer; Proration; Expiration Date”);

š	Section 2 (“Acceptance for Payment and Payment”);

š	Section 3 (“Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer”);

š	Section 4 (“Withdrawal Rights”);

š	Section 5 (“Material U.S. Federal Income Tax and Israeli Income Tax Considerations”);

š	Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

š	Section 10 (“Sources and Amount of Funds”);

š	Section 11 (“Conditions to the Offer”);

š	Section 12 (“Legal Matters and Regulatory Approvals”); and

š	Section 14 (“Miscellaneous”).

        The information set forth in the Letter of Transmittal and the Notice of Objection, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(F), respectively, is also incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b)     The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer,” Section 9 (“Information Concerning Clal”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)     The information set forth in the Offer to Purchase under “Background to the Offer – Background” and “Background to the Offer – Purpose of the Offer; Reasons for the Offer” is incorporated herein by reference.

(c)(1) through (c)(7)     The information set forth in the Offer to Purchase under “Background to the Offer – Plans for Fundtech after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 9 (“Information Concerning Clal”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d)     The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer – Background” and Section 10 (“Sources and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b)     The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer – Beneficial Ownership of Shares,” “Background to the Offer – Related Party Transactions,” Section 9 (“Information Concerning Clal”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)     The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b)     Financial and pro forma information with respect to Clal has not been included in this Schedule TO because Clal believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. Clal believes that its financial condition is not material because (i) the consideration offered for the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, (iii) Clal already beneficially owns approximately 42.9% of Fundtech’s issued and outstanding shares and, accordingly, already has significant influence over Fundtech, and (iv) Clal has sufficient cash to purchase the Shares and, as described in the Offer, (A) the Israeli Depositary agreed to guarantee Clal’s obligation to pay for the Shares tendered in the Offer and (B) to secure this guarantee, Clal has engaged the Israeli Depositary to act as an escrow agent and has deposited cash into an escrow account in an amount sufficient to pay for the maximum number of Shares that Clal is offering to purchase in the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a)     The information set forth in the Offer to Purchase under “Background to the Offer” (“Interest of Persons in the Offer,” “Related Party Transactions”), Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 9 (“Information Concerning Clal”) and Section 12 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference. Clal is not aware of any pending material legal proceedings relating to the Offer.

(b)     The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

        On March 5, 2008, Clal issued a press release announcing the commencement of the Offer, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated March 5, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(5)(A)	Text of Press Release issued by Clal on March 5, 2008.

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on March 5, 2008.*

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on March 5, 2008.*

(a)(5)(D)	Form of Immediate Report to be filed with the Israeli Securities Authority on March 5, 2008.*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

* English translation from Hebrew.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLAL INDUSTRIES AND INVESTMENTS LTD.
By: /s/ Gonen Bieber —————————————— Name: Gonen Bieber Title: VP Finance	By: /s/ Yehuda Ben Ezra —————————————— Name: Yehuda Ben Ezra Title: Comptroller

Dated: March 5, 2008

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated March 5, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(5)(A)	Text of Press Release issued by Clal on March 5, 2008.

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on March 5, 2008.*

(a)(5)(C)	Form of Acceptance Notices to be filed with the Israeli Securities Authority on March 5, 2008.*

(a)(5)(D)	Form of Immediate Report to be filed with the Israeli Securities Authority on March 5, 2008.*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

* English translation from Hebrew.